Exhibit 99.2
WiderThan Co., Ltd.
Non-Consolidated Financial Statements
December 31, 2005 and 2004

WiderThan Co., Ltd.
Index
December 31, 2005 and 2004

Page(s)

Report of Independent Auditors	1—2

Non-Consolidated Financial Statements

Balance Sheets	3—4

Statements of Income	5

Statements of Appropriations of Retained Earnings	6

Statements of Cash Flows	7—8

Notes to Non-Consolidated Financial Statements	9—35

Report on the Review of Internal Accounting Control System	36—37

Samil PricewaterhouseCoopers Kukje Center Building 191 Hankangro 2ga, Yongsanku Seoul 140-702, KOREA (Yongsan P.O. Box 266, 140-600)
Report of Independent Auditors
To the Board of Directors and Shareholders of
WiderThan Co., Ltd.
We have audited the accompanying non-consolidated balance sheets of WiderThan Co., Ltd. (the “Company”) as of December 31, 2005 and 2004, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of WiderThan Co., Ltd. as of December 31, 2005 and 2004, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.
As discussed in Note 1, on December 15, 2005, the Company has completed its initial public offering on the NASDAQ.
Samil Pricewaterhouse Cooper is the Koran member firm of Pricewaterhouse Coopers. Pricewaterhouse Coopers refer to the network of member firms of Pricewaterhouse Coopers International Limited, each of which is a separate and independent legal entity.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.
Seoul, Korea

March 10, 2006
     This report is effective as of March 10, 2006, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

WiderThan Co., Ltd.
Non-Consolidated Balance Sheets
December 31, 2005 and 2004

(in thousands of Korean won)	2005		2004
Assets
Current assets
Cash and cash equivalents (Notes 3 and 7)	~~W~~	69,766,087	~~W~~	17,930,215
Short-term financial instruments (Note 4)		15,000,000		2,000,000
Available-for-sale securities (Note 8)		17,564		—
Trade accounts and notes receivable, net (Notes 5, 7 and 22)		26,558,132		16,030,789
Inventories (Note 6)		388		210,471
Other accounts receivable, net (Notes 5 and 7)		215,572		11,788
Accrued income, net (Note 5)		146,006		42,621
Advance payments		3,798,081		370,094
Prepaid expenses		1,156,944		473,896
Short-term loans receivable (Note 7 and 10)		473,975		4,458
Current deferred tax assets (Note 19)		632,410		531,885

Total current assets		117,765,159		37,606,217

Property and equipment, net (Note 11)		4,973,934		5,029,519
Long-term financial instruments (Note 4)		2,500		2,500
Available-for-sale securities (Note 8)		333,545		333,545
Equity-method investments (Note 9)		23,934,068		23,314,912
Long-term loans receivable, net (Notes 7 and 10)		340,302		182,837
Long-term prepaid expenses		4,100,122		796,509
Refundable guarantee deposits		1,625,402		1,248,941
Membership		251,653		—
Intangible assets, net (Note 12)		2,061,093		2,342,950

Total assets	~~W~~	155,387,778	~~W~~	70,857,930

WiderThan Co., Ltd.
Non-Consolidated Balance Sheets
December 31, 2005 and 2004

(in thousands of Korean won)	2005		2004

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Notes 7 and 22)	~~W~~	21,471,202	~~W~~	11,251,959
Other accounts payable (Note 7)		1,611,613		478,246
Advances from customers		365		1
Withholdings		1,654,031		1,660,934
Accrued expenses		4,859,306		3,633,901
Income taxes payable (Note 19)		1,983,641		1,485,725
Deferred revenue		4,388,125		384,896

Total current liabilities		35,968,283		18,895,662

Accrued severance benefits, net (Note 13)		99,544		73,930
Deferred income tax liabilities (Note 19)		1,076,617		897,601
Long-term deferred revenue		628,721		445,425
Other long-term payables		—		56,400

Total liabilities		37,773,165		20,369,018

Commitments and contingencies (Note 14)

Shareholders’ equity
Common stock (Notes 1 and 15)		9,903,608		5,250,000
Preferred stock (Note 15)		—		1,740,525
Capital surplus (Note 15)
Additional paid-in capital		84,470,820		27,552,811
Retained earnings (Note 16)		19,691,327		15,638,891
Capital adjustments (Notes 8, 9, 17 and 18)		3,548,858		306,685

Total shareholders’ equity		117,614,613		50,488,912

Total liabilities and shareholders’ equity	~~W~~	155,387,778	~~W~~	70,857,930

The accompanying notes are an integral part of these non-consolidated financial statements.

WiderThan Co., Ltd.
Non-Consolidated Statements of Income
Years ended December 31, 2005 and 2004

(in thousands of Korean won, except per share amounts)	2005		2004

Operating revenue (Note 22)	~~W~~	78,467,090	~~W~~	68,777,399

Operating expenses (Notes 21 and 22)		70,774,050		57,496,318

Operating income		7,693,040		11,281,081

Non-operating income
Interest income		684,864		457,693
Reversal of allowance for doubtful accounts		—		134,765
Foreign exchange gain		411,378		72,626
Gain on foreign currency translation		3,684		41,535
Gain on disposal of property and equipment		4,092		590
Gain on disposal of intangible assets		72,478		—
Gain on valuation of investments using the equity method (Note 9)		349,085		352,855
Miscellaneous gains		20,092		22,777

		1,545,673		1,082,841

Non-operating expenses
Interest expense		—		6,931
Foreign exchange loss		404,369		519,714
Loss on foreign currency translation		58,060		238,723
Loss on disposal of property and equipment		5,169		6,209
Donation		—		2,000
Other bad debt expense		—		21,979
Loss on impairment of investments (Note 8)		—		172,456
Loss on valuation of investments using the equity method (Note 9)		1,187,072		2,313,529
Miscellaneous loss		356,247		1,560

		2,010,917		3,283,101

Income before income tax		7,227,796		9,080,821
Income tax expense (Note 19)		3,175,360		2,679,068

Net income	~~W~~	4,052,436	~~W~~	6,401,753

Per share data (Note 20) (In won)
Ordinary income per share	~~W~~	278	~~W~~	467
Earnings per share	~~W~~	278	~~W~~	467
Diluted ordinary income per share	~~W~~	278	~~W~~	466
Diluted earnings per share	~~W~~	278	~~W~~	466
The accompanying notes are an integral part of these non-consolidated financial statements.

WiderThan Co., Ltd.
Non-Consolidated Statements of Appropriations of Retained Earnings
Years Ended December 31, 2005 and 2004
(Dates of appropriations : March 30, 2006 and March 30, 2005 for the years ended December 31, 2005 and 2004, respectively)

(in thousands of Korean won)	2005		2004

Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	~~W~~	13,752,077	~~W~~	7,766,991
Net income for the year		4,052,436		6,401,753

		17,804,513		14,168,744
Transfer from voluntary reserve
Reserve for research and manpower development		250,000		83,333
Appropriation of retained earnings
Reserve for research and manpower development		—		500,000

Unappropriated retained earnings carried forward to subsequent year	~~W~~	18,054,513	~~W~~	13,752,077

The accompanying notes are an integral part of these non-consolidated financial statements.

WiderThan Co., Ltd.
Non-Consolidated Statements of Cash Flows
Years ended December 31, 2005 and 2004

(in thousands of Korean won)	2005		2004
Cash flows from operating activities
Net income	~~W~~	4,052,436	~~W~~	6,401,753

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation		2,341,683		2,058,977
Amortization of intangible assets		885,176		581,136
Bad debt expense		551,604		21,979
Loss on foreign currency translation		34,442		188,710
Foreign exchange loss		—		6,980
Welfare expenses		—		59,435
Provision for severance benefits		1,118,211		1,087,250
Loss on disposal of property and equipment		5,169		6,209
Loss on valuation of investments using the equity method		1,187,072		2,313,529
Loss on impairment of investments		—		172,456
Stock compensation cost		4,133,161		186,267
Miscellaneous loss		27,459		1,187
Gain on foreign currency translation		(3,684)		(8,772)
Interest income		(11,252)		(36,535)
Gain on valuation of investments using the equity method		(349,085)		(352,855)
Gain on disposal of property and equipment		(4,092)		—
Gain on disposal of intangible assets		(72,478)		—
Reversal of allowance for doubtful accounts		—		(134,765)

		9,843,386		6,151,188

Changes in operating assets and liabilities
Increase in trade accounts receivable and notes receivable		(11,085,952)		(1,540,142)
Increase in inventories		(388)		(84,311)
Increase in accrued income		(102,745)		(8,018)
(Increase) decrease in other accounts receivable		(203,318)		6,431
Increase in advance payments		(3,443,692)		(230,427)
Increase in prepaid expenses		(431,349)		(454,676)
Increase in long-term prepaid expenses		(3,303,613)		(796,509)
(Increase) decrease in deferred income tax assets		(100,525)		53,805
Decrease in trade accounts and notes payable		10,221,823		1,702,703
Increase (decrease) in other accounts payable		1,124,335		(197,147)
(Decrease) increase in withholdings		(6,904)		865,934
Increase in advances from customers		364		1
(Decrease) increase in accrued expenses		(663,817)		773,474
Increase (decrease) in income taxes payable		497,915		(1,160,229)
Increase in deferred revenue		4,003,228		384,896
Increase in long-term deferred revenue		183,296		445,425
Payment of severance benefits		(1,174,626)		(920,793)
Decrease (increase) in severance insurance deposits		40,802		(134,189)
Increase in long-term deferred income taxes liabilities		179,016		365,716
Decrease in other long-term payables		(56,400)		—
Increase in foreign currency translation adjustments		(34,896)		(128,628)

		(4,357,446)		(1,056,684)

Net cash provided by operating activities		9,538,376		11,496,257

WiderThan Co., Ltd.
Non-Consolidated Statements of Cash Flows
Years ended December 31, 2005 and 2004

(in thousands of Korean won)	2005		2004

Cash flows from investing activities
Proceeds from short-term financial instruments	~~W~~	2,000,000	~~W~~	—
Proceeds from short-term loans receivable		4,458		—
Proceeds from long-term loans receivable		5,737		—
Proceeds from equity-method investments		194,484		—
Disposal of property and equipment		94,602		22,795
Disposal of intangible assets		203,555		—
Decrease in refundable guarantee deposits		65,000		—
Acquisition of short-term financial instruments		(15,000,000)		—
Acquisition of short-term available-for-sale securities		(17,564)		—
Increase in short-term loans receivable		(499,088)		—
Acquisition of equity-method investments		(2,119,339)		(2,020,004)
Increase in long-term loans receivable		(155,790)		(105,737)
Increase in refundable guarantee deposits		(441,461)		(323,213)
Acquisition of membership		(251,653)		—
Acquisition of property and equipment		(2,381,776)		(2,380,191)
Acquisition of intangible assets		(718,691)		(2,169,340)

Net cash used in investing activities		(19,017,526)		(6,975,690)

Cash flow from financing activities
Issuance of common stocks		55,749,222		500,000
Issuance of preferred stocks		8,817,110		—
Proceeds from short-term borrowings		—		21,970,752
Payment of common stock issurance costs		(3,251,310)		(19,223)
Reimbursement of short-term borrowings		—		(21,970,752)

Net cash provided by financing activities		61,315,022		480,777

Net increase in cash and cash equivalents		51,835,872		5,001,344

Cash and cash equivalents (Note 23)
Beginning of the year		17,930,215		12,928,871

End of the year	~~W~~	69,766,087	~~W~~	17,930,215

The accompanying notes are an integral part of these non-consolidated financial statements.

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

1.	The Company

WiderThan Co., Ltd. (the “Company”) was incorporated on June 16, 2000, under the Commercial Code of the Republic of Korea to engage in providing integrated mobile entertainment solutions for wireless carriers principally in the Republic of Korea, United States and other countries in Asia and Europe. The Company provides systems, applications, content and other services to its customers who are able to offer their subscribers a broad range of mobile entertainment services such as ringback tones, music-on-demand, games, ringtones, messaging and informational services.

In 2004, the Company changed its name from WiderThan.com Co., Ltd. to WiderThan Co., Ltd.

In December 2005, pursuant to a Form F-1 Registration statement filed on December 9, 2005, with the U.S. Securities and Exchange Commission, the Company registered 4 million shares of newly issued common stock for proceeds of US$48,000 thousand and 2 million of old common stock, in the form of American Depositary Shares (“ADSs”). On December 15, 2005, the Company has completed its initial public offering on the NASDAQ. In addition, pursuant to the “Underwriting Agreement” dated December 8, 2005, the Company issued 900,000 shares of common stock for gross proceeds of US$10,800 thousand. The Company will use proceeds for future business related investments.

As of December 31, 2005, the Company’s major shareholders are as follows:

		Percentage of
Shareholders	Number of Shares	ownership (%)	Description
SK Telecom Co., Ltd.	2,000,000	10.10	Affiliated company
Nokia Venture Partners II, L.P.[1]	2,011,735	10.16
SAIF Capital Limited	1,600,000	8.08
i-Hatch Ventures, L.P.[2]	1,521,834	7.68
WTC Investment BVBA	1,000,000	5.05
Chey T. W.	828,362	4.18
General Atlantic Partners 64, L.P. [3]	494,790	2.50
Seo J.W.	334,000	1.68	Director
Park S. J.	150,000	0.76	Representative Director
NASDAQ, ADS	6,900,000	34.83
Others	2,966,495	14.98

	19,807,216	100.0

[1]	1,989,815 shares of Nokia Venture partners II, L.P. and 21,920 shares of NVP Affiliates Funds II L.P. are included.

[2]	518,069 shares of i-Hatch Ventures L.P., 3,765 shares of i-Hatch Advisor L.P. and 1 million shares of i-Hatch WTC Holdings LLC are included.

[3]	420,859 shares of General Atlantic Partners 64, L.P. and 73,931 shares of GAP Coinvestment Partners II, L.P. are included.

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its financial statements are summarized below.

Basis of Financial Statement Presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, or cash flows is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates
The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 10, 12 and 13 became applicable to the Company on January 1, 2004, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2004.

And as SKFAS Nos. 15 through 17 became effective for the Company on January 1, 2005, the Company adopted these Standards in its financial statements for the year ended December 31, 2005.

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

Revenue Recognition
For the service revenue, the Company recognizes its revenue at the time when services are rendered according to service contracts with wireless internet companies, and the revenue amounts are determinable. Revenues related to system sales are recognized using the percentage- of-completion method. However, when the revenue can not be reliably estimated, the revenue is recognized based on the collectible amounts up to the cost incurred.

Cash and Cash Equivalents The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

Allowance for Doubtful Accounts The Company provides an allowance for doubtful accounts based on management’s estimate of the collectibility of the accounts.

Investment securities
The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be classified into three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the moving average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest method. Trading and available-for-sale securities are carried at fair value, except for non-marketable equity securities, classified as available-for-sale securities of which fair value may not be determined, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at the reasonable interest rate determined considering the credit ratings provided by independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to operations and those resulting from available-for-sale securities are charged to capital adjustment, the accumulated amount of which shall be charged to operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities for the amortization of discounts or premiums.

Equity-method Investment Securities
Investments in equity securities of companies, over which the Company exercises significant control or influence, are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee.

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses of the investees equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are amortized over five years using the straight-line method and the amortization is charged to current operations.

The Company’s proportionate unrealized profit arising from sales by the equity-method investees to the Company or sales between equity-method investees are eliminated to the extent of the Company’s ownership. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments of as adjustments to retained earnings, depending on the nature of the underlying changes in the book value of the investee.

Foreign currency financial statements of equity method investees are translated into Korean won using the foreign exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders’equity.

Property and Equipment
Property and equipment are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset’s useful life, provided it meets the criteria for recognition of provisions. In 2004, the restoration cost, related to dismantlement and removal of the interior decorations from leasehold building, amounting to ~~W~~65,691 thousand was recorded as leasehold improvements.

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over four years.

Routine maintenance and repairs are charged to current operations as incurred. Betterments and renewals which enhance the value of the assets over its most recently appraised value are capitalized.

Intangible Assets Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives.

Estimated Useful Life
Software	4 years
Industrial property rights — Trade mark	5 years
Industrial property rights — Patent rights	10 years

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

Research and development costs The Company recognizes expenses related to research and development activities as operating expense.

Accrued Severance Benefits
Employees and directors with at least one year of service with the Company are entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

Employee severance insurance deposits are deducted from accrued severance benefits. Contributed amounts are refunded from the insurance companies to employees upon the termination of their employment.

Foreign Currency Translation
Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the exchange rates in effect at the balance sheet date (~~W~~1,013.0 : US$1 as of December 31, 2005; ~~W~~1,035.6 : US$1 as of December 31, 2004), and the resulting translation gains and losses are recognized in current operations.

Translation of the foreign currency financial statements of overseas branches
The Company translates the overseas branches financial statements, which are stated in foreign currency, using the monetary/non monetary method. Accordingly, the monetary foreign currency assets and liabilities of the overseas branch are translated, using the exchange rate in effect as of the balance sheet date. Resulting gain or loss incurred from the translation charges to current operations. The Company translates non-monetary foreign currency assets and liabilities using historic exchange rate, as of the time when the asset is acquired or the liability is obligated.

Foreign currency financial statements of branches, which operate their businesses independently from Corporate headquarters, and equity method investees are translated into Korean won using the exchange rate in effect as of the balance sheet date for assets and liabilities, and annual average exchange rate for income and expenses. Any resulting translation gain or loss is included in the capital adjustment account, a component of shareholders’ equity.

Stock Options
The Company accounts for stock-based employee compensation arrangements using the fair value method. Under this method, compensation cost for stock option grants are measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period. The Company uses a Black-Scholes model to determine the fair value of equity-based awards at the date of grant. When the Company’s common stocks were not traded in the stock market, the Company used an independent third party valuation specialist to determine the fair value of the common stocks on the dates of stock option grants. In case that the Company’s common stocks are traded in the stock market, compensation cost for stock option grants are remeasured at the time of initial public offering using the market price of the common stocks.

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

Income Taxes
The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred income tax assets are recognized when it is almost certain that such deferred tax assets will be realized. The total income tax provision includes the current tax expense under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities during the year.

3.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2005 and 2004, consist of the following:

	Annual interest rate(%)
(in thousands of Korean won )	as of December 31, 2005	2005		2004

Cash on hand	—	~~W~~	—	~~W~~	3,948
Passbook accounts	0.50		32		44,662
Passbook accounts in foreign currencies	0.66~1.42		1,873,852		3,222,438
Time deposits	3.32~3.8		50,700,000		7,430,000
Money market deposit account	3.45~3.7		17,192,203		7,229,167

		~~W~~	69,766,087	~~W~~	17,930,215

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

4.	Financial Instruments

Short-term and long-term financial instruments as of December 31, 2005 and 2004, consist of the following:

	Annual interest
	rate(%) as of
(in thousands of Korean won )	December 31, 2005	2005		2004

Short-term financial instruments
Time deposits	4.15~4.3	~~W~~	15,000,000	~~W~~	2,000,000

Long-term financial instruments
Guarantee deposit for checking accounts	—		2,500		2,500

		~~W~~	15,002,500	~~W~~	2,002,500

As of December 31, 2005 and 2004, long-term financial instruments are deposited in connection with maintaining a checking account and accordingly, the withdrawal of such deposit is restricted.

5.	Receivables

Receivables, including trade accounts and notes receivable, as of December 31, 2005 and 2004, consist of the following:

	2005						2004
	Gross		Allowance for		Carrying		Gross		Allowance for		Carrying
(in thousands of Korean won)	amount		doubtful accounts		value		Amount		doubtful accounts		value

Trade accounts and notes receivable	~~W~~	27,358,452	~~W~~	800,320	~~W~~	26,558,132	~~W~~	16,278,312	~~W~~	247,523	~~W~~	16,030,789
Other accounts receivable		237,551		21,979		215,572		34,320		22,532		11,788
Accrued income		146,006		—		146,006		43,261		640		42,621

	~~W~~	27,742,009	~~W~~	822,299	~~W~~	26,919,710	~~W~~	16,355,893	~~W~~	270,695	~~W~~	16,085,198

6.	Inventories

Inventories as of December 31, 2005 and 2004, consist of the following:

(in thousands of Korean won)	2005		2004

Finished goods	~~W~~	—	~~W~~	142,446
Work-in-process		—		68,025
Merchandise		388		—

	~~W~~	388	~~W~~	210,471

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

7. Assets and Liabilities Denominated in Foreign Currencies
     As of December 31, 2005 and 2004, monetary assets and liabilities denominated in foreign currencies are as follows:

	2005				2004
			Korean won				Korean won
	Foreign		equivalent		Foreign		equivalent
	currencies		(in thousands )		currencies		(in thousands )

Cash and cash equivalents	US$	1,280,541	~~W~~	1,297,188	US$	2,624,283	~~W~~	2,717,700
	Other			576,664	Other			504,738

Trade accounts receivables and other receivables	US$	2,726,463		2,761,907	US$	2,104,877		2,179,811
	Other			584,570				—

Short-term loans receivable	US$	19,560		19,815	US$	4,305		4,458
	GBP	260,000		454,160				—

Long-term loans receivable	US$	150,000		151,950	US$	5,540		5,737

Trade accounts payables and other payables	US$	314,055		318,138	US$	358,857		371,632
	Other			515,715
8.	Available-for-sale securities

Available-for-sale securities as of December 31, 2005 and 2004, consist of the following:

(in thousands of Korean won)	2005		2004

Bonds [1]	~~W~~	17,564	~~W~~	—
Stocks [2]		333,545		333,545

	~~W~~	351,109	~~W~~	333,545

[1]	Bonds classified as available-for-sale as of December 31, 2005, are Philippine national bonds which will mature within a year from the balance sheet date.

[2]	Stocks in available-for-sale securities as of December 31, 2005 and 2004, consist of the following:

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

	Percentage of	2005						2004
(in thousands of	Ownership (%) as of	Acquisition		Net asset		Carrying		Acquisition		Net asset		Carrying
Korean won )	December 31, 2005	cost		value		value[1]		cost		value		value

Non-marketable equity securities
Innoace Co., Ltd.	7.50	~~W~~	240,000	~~W~~	562,881	~~W~~	240,000	~~W~~	240,000	~~W~~	472,202	~~W~~	240,000
JC Entertainment Inc. [2]	1.47		266,000		189,372		93,545		266,000		90,619		93,545

		~~W~~	506,000	~~W~~	752,253	~~W~~	333,545	~~W~~	506,000	~~W~~	562,821	~~W~~	333,545

[1]	Net asset values as of December 31, 2005, were calculated based on the recent available financial statements of the investees.

[2]	In 2004, the Company recognized impairment losses of ~~W~~ 172,455 thousand for the differences between the acquisition cost and the net realizable value which had been accounted for as capital adjustments until 2003, since this investment’s carrying value has declined and was unlikely to recover.
9.	Equity-method Investments

Equity-method investments as of December 31, 2005 and 2004, consist the following:

	2005
	Percentage of			Fair Value or Net
(in thousands of Korean won)	Ownership (%)	Acquisition Cost		Asset Value		Book Value

AirCross Co., Ltd.	42.86	~~W~~	337,500	~~W~~	785,719	~~W~~	785,719
WiderThan Americas	100.00		25,755,146		8,336,970		22,348,378
WiderThan Indonesia	100.00		202,740		249,020		249,020
WiderThan UK Ltd.	100.00		361,036		550,951		550,951

		~~W~~	26,656,422	~~W~~	9,922,660	~~W~~	23,934,068

	2004
	Percentage of			Fair Value or Net
(in thousands of Korean won)	Ownership (%)	Acquisition Cost		Asset Value		Book Value

AirCross Co., Ltd.	42.86	~~W~~	337,500	~~W~~	687,020	~~W~~	687,620
WiderThan Americas	100.00		24,628,716		4,755,320		22,627,292

		~~W~~	24,966,216	~~W~~	5,442,940	~~W~~	23,314,912

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

Changes in equity-method investments for the years ended December 31, 2005 and 2004, are as follows:

	2005
							Gain(loss) on
	Balance as of						valuation of				Balance as of
(in thousands	January				Other		investments using		Capital		December 31,
of Korean won)	1, 2005		Acquisition		increases [1]		equity method		adjustments		2005

AirCross Co., Ltd.	~~W~~	687,620	~~W~~	—	~~W~~	—	~~W~~	95,363	~~W~~	2,736	~~W~~	785,719
WiderThan Americas		22,627,292		1,565,700		(439,270)		(1,187,072)		(218,272)		22,348,378
WiderThan Indonesia		—		202,740		—		53,471		(7,191)		249,020
WiderThan UK Ltd.		—		361,036		—		200,251		(10,336)		550,951

	~~W~~	23,314,912	~~W~~	2,129,476	~~W~~	(439,270)	~~W~~	(837,987)	~~W~~	(233,063)	~~W~~	23,934,068

[1]	In October 2004, the Company acquired 100% of the outstanding capital stock of Ztango, Inc. (“Ztango”), which subsequently changed its name to WiderThan Americas, Inc. (“WiderThan Americas”). As the fair value of Ztango, Inc. was determined in May 2005, the Company adjusted the estimated fair value used in calculating goodwill of the investment in the prior year.

	2004
							Gain(loss) on
							valuation of
	Balance as						investments						Balance as of
(in thousands	of January		Acquisition		Other		using equity		Capital				December
of Korean won)	1, 2004		/reclassification		increases		method		adjustments		Tranfer		31, 2004

AirCross Co., Ltd.	~~W~~	—	~~W~~	337,500	~~W~~	—	~~W~~	352,856	~~W~~	(2,736)	~~W~~	—	~~W~~	687,620
WiderThan USA [2]		—		236,300		(6,980)		(79,789)		1,774		(151,305)		—
WiderThan Americas		—		24,477,411		—		(2,233,740)		232,316		151,305		22,627,292

	~~W~~	—	~~W~~	25,051,211	~~W~~	(6,980)	~~W~~	(1,960,673)	~~W~~	231,354	~~W~~	—	~~W~~	23,314,912

[2]	WiderThan USA was incorporated in January 2004 and merged by Widerthan Americas (formerly Ztango, Inc.) in October 2004.
The accumulated unamortized differences between the purchase price and the underlying proportionate net book value of equity investment, as well as the changes in such amounts for the years ended December 31, 2005 and 2004, are as follows:

	2005
(in thousands of	Balance as of		Increase				Balance as of
Korean won)	January 1, 2005		(decrease)		Amortization		December 31, 2005

WiderThan Americas	~~W~~	18,332,045	~~W~~	(439,270)	~~W~~	(3,796,850)	~~W~~	14,095,925

	2004
(in thousands of	Balance as of		Increase				Balance as of
Korean won)	January 1, 2004		(decrease)		Amortization		December 31, 2004

WiderThan Americas	~~W~~	—	~~W~~	19,296,889	~~W~~	(964,844)	~~W~~	18,332,045

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

     The unrealized gains incurred from transactions entered into with equity method investee and eliminated as of December 31, 2005 and 2004, are as follows:

	2005
(in thousands of		Balance as of						Balance as of
Korean won)	Description	January 1, 2005		Increase		Realized		December 31, 2005

	Intercompany sales
WiderThan Americas	and purchase	~~W~~	(460,072)	~~W~~	—	~~W~~	375,556	~~W~~	(84,516)

	2004
(in thousands of		Balance as of						Balance as of
Korean won)	Description	January 1, 2004		Increase		Realized		December 31, 2004

	Intercompany sales
WiderThan Americas	and purchase	~~W~~	—	~~W~~	(460,072)	~~W~~	—	~~W~~	(460,072)

The details of adjustments made by the Company to the financial statements of the investees in applying equity method, in order to apply the uniform accounting policies for like transactions and events in similar circumstances, are as follows:

	2005
			Net assets						Net income
(in thousands of	Before				After		Before				After
Korean won)	Adjustment		Adjustment		Adjustment		Adjustment		Adjustment		Adjustment

AirCross Co., Ltd.[1]	~~W~~	2,536,562	~~W~~	(703,218)	~~W~~	1,833,344	~~W~~	68,759	~~W~~	160,121	~~W~~	228,880
WiderThan Americas		8,336,970	—			8,336,970		2,234,222		—		2,234,222

	2004
			Net assets							Net income
(in thousands of	Before				After		Before				After
Korean won)	Adjustment		Adjustment		Adjustment		Adjustment			Adjustment	Adjustment

AirCross Co., Ltd.[1]	~~W~~	2,467,802	~~W~~	(863,337)	~~W~~	1,604,465	~~W~~	393,537	~~W~~	(19,245)	~~W~~	374,292
WiderThan Americas[2]		4,755,320	—			4,755,320		(46,978)		(761,845)		(808,823)

[1]	As the Company expenses development costs, and AirCross Co., Ltd. capitalizes them, the difference in accounting policy is adjusted.

[2]	During 2004, WiderThan Americas, Inc (formerly Ztango, Inc.) granted Virtual Stock Option based on the stock of WiderThan Co., Ltd. to employees. As a result, capital adjustment for equity investments of the Company to WiderThan Americas, Inc was increased by ~~W~~ 761,845 thousand. The Company recognized such amount as loss on valuation of investments using the equity method in 2004.

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

     As of and for the years ended December 31, 2005 and 2004, condensed financial information of the affiliates, are as follows:

	2005
(in thousands of
Korean won)	Total Assets		Total Liabilities		Sales		Net income

AirCross Co., Ltd.	~~W~~	11,489,239	~~W~~	9,655,895	~~W~~	15,239,712	~~W~~	228,880
WiderThan Americas		16,521,048		8,184,078		24,073,359		2,234,222
WiderThan Indonesia		461,587		212,567		277,527		53,471
WiderThan UK Ltd.		1,107,841		556,890		1,031,287		200,251

	2004
(in thousands of
Korean won)	Total Assets		Total Liabilities		Sales		Net income(loss)

AirCross Co., Ltd.	~~W~~	6,799,219	~~W~~	5,194,754	~~W~~	13,467,536	~~W~~	374,292
WiderThan Americas		9,686,438		4,931,118		5,161,395		(808,823)

10.	Short-Term and Long-Term Loans Receivable

Short-term and long-term loans receivable as of December 31, 2005 and 2004, are as follows:

	Annual interest rate(%)
(in thousands of Korean won )	as of December 31, 2005	2005		2004

Short-term loans receivable
WiderThan Americas	—	~~W~~	—	~~W~~	4,458
Housing loans to employees	5		19,815		—
WiderThan UK Ltd.	4.94		454,160		—

		~~W~~	473,975	~~W~~	4,458

Long-term loans receivable
Housing loans to employees	—	~~W~~	200,000	~~W~~	200,000
WiderThan Indonesia	9		151,950		—
Others	—		—		5,737

			351,950		205,737
Present value discount			(11,648)		(22,900)

		~~W~~	340,302	~~W~~	182,837

Present value discount is amortized using effective interest rate method over the payback period of the loans. Discount rate and payback period are as follows:
•	Discount rate: bank overdraft rate when loans were made at 9%.

•	Period : Payback period from 2004 until 2007 according to loan contract

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

Amortization schedule of present value discount follows:

(in thousands of Korean won)	2006		2007		Total

Present value discount [1]	~~W~~	9,894	~~W~~	1,754	~~W~~	11,648

[1]	For the year ended December 31, 2004, total present value discount of ~~W~~ 59,435 thousand was recorded as employee welfare expenses. For the year ended December 31, 2005, amortization of ~~W~~ 11,252 thousand is recorded as interest income.
11.	Property and Equipment

Changes in property and equipment for the years ended December 31, 2005 and 2004, are as follows:

	2005
(in thousands of	Beginning								Ending		Accumulated
Korean won )	balance		Acquisition		Disposal		Depreciation		balance		depreciation

Leasehold improvements	~~W~~	608,120	~~W~~	8,345	~~W~~	—	~~W~~	(205,118)	~~W~~	411,347	~~W~~	410,675
Vehicles		88,337		42,204		(39,674)		(27,348)		63,519		49,116
Furniture and fixtures		4,333,062		2,190,814		(56,004)		(2,109,217)		4,358,655		5,866,693
Construction in progress		—		140,413		—		—		140,413		—

	~~W~~	5,029,519	~~W~~	2,381,776	~~W~~	(95,678)	~~W~~	(2,341,683)	~~W~~	4,973,934	~~W~~	6,326,484

	2004
(in thousands of	Beginning								Ending		Accumulated
Korean won )	balance		Acquisition		Disposal		Depreciation		balance		depreciation

Leasehold improvements	~~W~~	599,339	~~W~~	201,586	~~W~~	—	~~W~~	(192,805)	~~W~~	608,120	~~W~~	205,557
Vehicles		36,578		94,872		(18,430)		(24,683)		88,337		35,905
Furniture and fixtures		4,101,392		2,083,733		(10,574)		(1,841,489)		4,333,062		3,820,378

	~~W~~	4,737,309	~~W~~	2,380,191	~~W~~	(29,004)	~~W~~	(2,058,977)	~~W~~	5,029,519	~~W~~	4,061,840

As of December 31, 2005, leasehold improvements, and furniture and fixtures are insured against fire and other casualty losses up to ~~W~~ 7,945,838 thousand.

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

12.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2005 and 2004, are as follows:

	2005
(in thousands	Beginning						Disposal/				Ending		Accumulated
of Korean won )	balance		Increase		Transfer		Impairment		Amortization		balance		amortization

Software	~~W~~	2,319,409	~~W~~	718,691	~~W~~	—	~~W~~	(131,077)	~~W~~	(878,441)	~~W~~	2,028,582	~~W~~	1,732,908
Industrial property rights		23,541		—		15,706	—			(6,735)		32,512		10,207

	~~W~~	2,342,950	~~W~~	718,691	~~W~~	15,706	~~W~~	(131,077)	~~W~~	(885,176)	~~W~~	2,061,094	~~W~~	1,743,115

	2004
(in thousands	Beginning				Disposal/				Ending		Accumulated
of Korean won )	balance		Increase		Impairment		Amortization		balance		amortization

Software	~~W~~	747,866	~~W~~	2,151,246	~~W~~	(1,187)	~~W~~	(578,516)	~~W~~	2,319,409	~~W~~	908,440
Industrial property rights		8,067		18,094	—			(2,620)		23,541		3,472

	~~W~~	755,933	~~W~~	2,169,340	~~W~~	(1,187)	~~W~~	(581,136)	~~W~~	2,342,950	~~W~~	911,912

The Company classifies all above amortization costs as operating expenses in the income statements.

13.	Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2005 and 2004, are as follows:

(in thousands of Korean won )	2005		2004

Beginning balance	~~W~~	270,616	~~W~~	104,159
Provisions		1,159,437		1,087,250
Severance payments		(1,174,626)		(920,793)

Ending balance		255,427		270,616
Employee severance insurance deposits		(155,883)		(196,686)

	~~W~~	99,544	~~W~~	73,930

The severance benefits are funded at approximately 61% as of December 31, 2005 (2004 : 73%), through a severance insurance deposits with Mirae Asset Life Insurance Co., Ltd. for payment of severance benefits, which is deducted from accrued severance benefits. The beneficiaries of the severance insurance deposits are the Company’s employees.

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

14.	Commitments and Contingencies

As of December 31, 2005, the Company has entered several service agreements with SK Telecom Co., Ltd., a related party, for providing integrated mobile entertainment solutions. Pursuant to the agreements, approximately 87% of the Company’s revenue was derived from sales to SK Telecom Co., Ltd. in 2005 (2004: 86%). The Company’s operations are significantly dependent upon the business relationship with SK Telecom and the accompanying financial statements have been prepared on the basis that this relationship will continue in the foreseeable future.

In connection with the Company’s ringback tone carrier application service deployments, the Company has licensed certain intellectual property rights from SK Telecom pursuant to a non-exclusive license agreement. The term of this license agreement is co-terminous with the terms of the Company’s carrier application service contracts for ringback tones. For this license, the Company pays SK Telecom either a percentage of the Company’s revenue based on the number of users in case of a ringback tone carrier application service sale, or based on the sales price of certain ringback tone servers in case of a ringback tone system sale.

In June 2005, an association representing music producers in Korea sent the Company a notice demanding payment of fees for the Company’s use in its carrier application services since July 2004 for songs over which the association claims it holds certain rights. The Company used and paid fees for these songs under licensing agreements with independent music label companies whose agreements contain representations that these music label companies are the rightful and legal owner of the songs. Nevertheless, the association is claiming that it is the rightful owner. The Company is currently investigating the merit of the association’s claims and the scope of any potential liability. Under the Company’s licensing agreements, the independent music label companies are required to indemnify the Company for any losses resulting from their representations. Should the Company become liable to the association in this matter, the Company intends to exercise its indemnity rights under its licensing agreements with the independent music label companies.

As of December 31, 2005, the Company has entered into a series of lines of credit with several Korean domestic banks, with an aggregate maximum available lines of credit limit of ~~W~~9,000 million, US$5 million and GBP £2.5 million.

As of December 31, 2005, the Company receives guarantee amounting to ~~W~~217 million from Seoul Guarantee Insurance for the execution of supply contracts.

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

15.	Capital Stock and Capital Surplus

As of December 31, 2005, the Company is authorized to issue 30 million(2004: 28 million) shares with a par value of ~~W~~500 per share. As of December 31, 2005, there are 19,807,216 common shares and no preferred shares issued and outstanding.

Details of change in capital stock and capital surplus for the years ended December 31, 2005 and 2004, are as follows:

(in thousands of	Common Stock			Series A Preferred Stock			Series B Preferred Stock			Series C Preferred Stock			Capital
Korean won)	No. of shares	Amount		No. of shares	Amount		No. of shares	Amount		No. of shares	Amount		Surplus
Jan 1, 2004	10,000,000	~~W~~	5,000,000	1,428,570	~~W~~	714,285	—	~~W~~	—	—	~~W~~	—	~~W~~	5,654,566
Paid-in capital increase [1]	500,000		250,000	—		—	—		—	—		—		248,523
Paid-in capital increase [2]	—		—	—		—	2,052,479		1,026,240	—		—		21,649,722

December 31, 2004	10,500,000		5,250,000	1,428,570		714,285	2,052,479		1,026,240	—		—		27,552,811
Paid-in capital increase [3]	—		—	—		—	—		—	926,167		463,083		8,354,027
Converted Common Stock [4]	4,407,216		2,203,608	(1,428,570)		(714,285)	(2,052,479)		(1,026,240)	(926,167)		(463,083)		—
Paid-in capital increase [5]	4,900,000		2,450,000	—		—	—		—	—		—		48,158,689
Reclassification [6]	—		—	—		—	—		—	—		—		405,293

December 31, 2005	19,807,216	~~W~~	9,903,608	—	~~W~~	—	—	~~W~~	—	—	~~W~~	—	~~W~~	84,470,820

[1]	On June 2, 2004, the Company issued 500,000 shares of common stocks shares at ~~W~~ 1,000 per share to the Employee Stock Ownership Association. As a result, additional paid in capital increased by ~~W~~ 249 million.

[2]	On October 11, 2004, the Company issued 2,052,479 shares of Series B convertible redeemable preferred stock of ~~W~~11,057 (equivalent to US$ 9.62) per share to the former sharehoders of Widerthan Americas, Inc. (formerly Ztango, Inc.). As a result, additional paid in capital increased by ~~W~~ 21,650 million.

[3]	On August 11, 2005, the Company issued 926,167 shares of Series C convertible redeemable preferred stock at ~~W~~9,520 (equivalent to US$ 9.37) per share. As a result, additional paid in capital increased by ~~W~~ 8,354 million.

[4]	All of Series A, B and C Preferred stocks have been converted into common stock with a conversion ratio of 1:1 at the time of initial public offering in NASDAQ.

[5]	Upon initial public offering in NASDAQ, the Company issued additional 4,900,000 shares common stocks at $12 per share. As a result, additional paid in capital was increased by ~~W~~ 48,159 million.

[6]	The Company adjusted additional paid in capital in relation to the issuance of Preferred B

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

and Preferred C.
The conditions of Preferred Series A, Series B and Series C preferred stocks are as follows:

The Series A and Series B preferred stocks are voting, non-cumulative, participating and callable stock and are entitled to annual dividends at 30% of par value, if the shareholders of the Company declare dividends, while Series C preferred stocks are non-voting, non-cumulative, non-participating and callable stocks. Each share of the preferred stock is convertible, at the option of the holder of the preferred stock at any time after the date of the issuance of such shares, into one share of common stock of the Company. In case of dissolution or liquidation of the Company, the holders of the Series A and Series B preferred stock shall be entitled to be paid out of the assets or surplus funds of the Company available for distribution to its shareholders before any payment shall be made to the holders of any other class of shares by reason of their ownership thereof, an amount equal to the sum of ~~W~~4,550 per share. Series A and Series B preferred stock shall be converted into one share of common stock of the Company, in the event of the completion of the Company’s initial public offering over a certain amount, or upon consent of a majority of holders of the preferred stock.

The difference in redemption conditions between the Series A, Series B and Series C preferred stocks are as follows:
•	Series A Preferred stock
The holders of the preferred stock shall be permitted to redeem the preferred stock at ~~W~~ 5,180 per share limited to the retained earnings available for dividends from May 8, 2005 until May 8, 2015. The Company shall pay interest for the unredeemed amount which shareholders asked to redeem.

•	Series B Preferred stock
The holders of the preferred stock shall be permitted to redeem the preferred stock during the period from October 8, 2007 until October 8, 2017, or for ten years from the redemption date of Series A Preferred stock. If the holders asked to redeem prior to October 8, 2007, the Company shall redeem the preferred stock at ~~W~~ 5,180 per share, and shall not pay interest for the unredeemed amount. On the other hand, if the holders asked to redeem after October 8, 2007, the Company shall redeem the amount computed using the formula “(US$21.06 million x exchange rate) / total number of shares”, and pay interest for the unredeemed amount.

•	Series C Preferred stock
The Series C Preferred stock may be redeemed at the option of each holder, any time from September 1, 2005 to December 1, 2007. If the Series C Preferred is redeemed on or prior to December 31, 2006, the shares will be redeemed at the issuance price per share plus an amount determined on an annual rate of 10% of the issuance price of the Series C Preferred. If the Series C Preferred are redeemed after December 31, 2006, the Series C Preferred would be redeemed at 115% of their issuance price.
As of December 31, 2005, subject to the approval of the Board of Directors, capital surplus may be transferred to capital stock or may be used to reduce an accumulated deficit, if any. Except that, it is not available for any other purposes.

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

16.	Retained Earnings

Pursuant to the Special Tax Treatment Control Law, the Company is required to appropriate, as a reserve for business rationalization, a portion of retained earnings equal to tax deductions arising from investment and other tax credits. This reserve may be distributed as dividends after reversal.

Pursuant to the Special Tax Treatment Control Law, the Company is required to appropriate retained earnings as a reserve for research and manpower development. This reserve is not available for the payment of dividends until used for the specified purposes or otherwise reversed.

17.	Stock Options

The Company has granted stock options to its employees, as approved by the shareholders. Details of the stock options are as follows:
Stocks to be issued upon exercise: Common stock (Treasury stock is possible)
Exercise period: Within five years from two years after the grant date
Exercise requirement: Continued employment with the Company for more than two years

		Shares	Shares Expired	Shares
	Grant date	granted	to date	outstanding	Exercise price
1	2004.03.30	170,000	90,000	80,000	~~W~~	4,500
2	2004.12.21	624,000	138,000	486,000	~~W~~	4,500
3	2005.02.15	131,000	16,000	115,000	~~W~~	6,159
4	2005.06.28	370,750	4,250	366,500	~~W~~	8,560
4-1	2005.12.15	8,800	—	8,800	~~W~~	20,000
4-2	2005.08.11	326,126	—	326,126	~~W~~	8,560
4-3	2005.12.15	24,709	—	24,709	~~W~~	20,000
5	2005.09.02	62,000	15,000	47,000	~~W~~	8,560
5-1	2005.12.15	51,000	15,000	36,000	~~W~~	12,238
6	2005.10.05	34,500	2,500	32,000	~~W~~	12,000
6-1	2005.12.15	2,500	2,500	—	~~W~~	20,000

		1,805,385	283,250	1,522,135

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

Changes in stock options in the capital adjustments for the year ended December 31, 2005, are as follows:

	Amount
	(in thousands of Korean won)
Beginning stock option	~~W~~	186,267
Current stock compensation expense [1]		4,133,160
Reclassification to additional paid in capital		(623,028)

Ending stock option	~~W~~	3,696,399

Deferred stock compensation	~~W~~	7,547,191

[1]	As a result of its initial public offering in NASDAQ on December 15, 2005, the Company recalculated the stock compensation expenses based on the market price and accordingly, expensed additional ~~W~~1,430 million of stock compensation expenses in 2005.
The Compensation expenses are calculated using fair value method and the underlying assumptions are as follows:

	1	2	3	4	4-1	4-2	4-3	5	5-1	6	6-1
Risk-free interest rate [1]	4.97%	4.97%	4.97%	4.97%	4.97%	4.97%	4.97%	4.97%	4.97%	4.97%	4.97%
Expected option life	2.5 yr	2.5 yr	2.5 yr	2.5 yr	2.5 yr	2.0 yr	2.0 yr	2.5 yr	2.5 yr	2.5 yr	2.5 yr
Expected volatility	70.00%	70.00%	70.00%	70.00%	70.00%	70.00%	70.00%	70.00%	70.00%	70.00%	70.00%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

[1]	The Company used the interest rate of Government bonds with 3 years of maturities for risk-free interest rates.

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

18.	Foreign Currency Translation Adjustment

Changes in foreign currency translation adjustment recorded as capital adjustment for the year ended December 31, 2005 and 2004, are as follows:

	2005
(in thousands of Korean won )	Beginning balance		Decrease		Ending Balance
Philippine branch [1]	~~W~~	(110,937)	~~W~~	(34,895)	~~W~~	(145,832)

	2004
(in thousands of Korean won )	Beginning balance		Decrease		Ending Balance
Philippine branch [1]	~~W~~	17,692	~~W~~	(128,629)	~~W~~	(110,937)

[1]	In case of USA, India and China branches, their operating and financing activities the not executed independently. Therefore, their financial statements are translated according to monetary and non-monetary methods, and the foreign currency translation adjustment recorded as capital adjustment is not recognized.
19.	Income Taxes

Income tax expense for the years ended December 31, 2005 and 2004, consists of the following:

(in thousands of Korean won )	2005		2004
Current income tax under the tax law	~~W~~	3,096,869	~~W~~	2,259,547
Changes in deferred income tax assets (liabilities)		78,491		419,521

Income tax expense	~~W~~	3,175,360	~~W~~	2,679,068

Changes in deferred income tax assets (liabilities) are as follows:

(in thousands of Korean won )	2005		2004
Beginning balance	~~W~~	(365,716)	~~W~~	53,805
Ending balance		(444,207)		(365,716)

Changes	~~W~~	78,491	~~W~~	419,521

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

The reconciliation between income before income tax and taxable income for the years ended December 31, 2005 and 2004, are as follows:

(in thousands of Korean won)	2005				2004
			Other than				Other than
	Temporary		Temporary		Temporary		Temporary
	differences		differences		differences		differences
Additions	~~W~~	4,305,775	~~W~~	4,949,601	~~W~~	4,366,607	~~W~~	351,570
Entertainment expense		—		211,936		—		191,031
Taxes and dues		—		160		—		462
Interest expenses for suspense payment		—		18,272		—		16,010
Interest expenses		—		—		—		6,850
Stock compensation expense		—		4,519,564		—		137,217
Service charges		—		172,210		—		—
Miscellaneous		—		27,459		—		—
Accrued income		43,261		—		35,243		—
Severance benefits		193,794		—		123,210		—
Severance insurance premium		196,685		—		—		—
Bad debt allowance		546,711		—		150,188		—
Accrued expense		1,888,252		—		1,777,500		—
Depreciation		—		—		14,304		—
Loss on equity method investments		1,187,072		—		1,960,674		—
Impairment loss on available for sale		—		—		172,455		—
Loss on foreign currency translation		—		—		49,700		—
Reserve for research and human development		250,000		—		83,333		—

Deductions		3,598,126		—		3,431,943		—
Accrued income		135,292		—		43,261		—
Severance benefits		196,685		—		—		—
Severance insurance premium		155,883		—		134,190		—
Depreciation		826,412		—		1,075,936		—
Reserve for research and human development		—		—		500,000		—
Accrued expense		1,777,500		—		1,470,848		—
Valuation losses on inventories		—		—		8,677		—
Bad debt allowance		107,569		—		199,031		—
Gain on equity method investments		349,085		—		—		—
Gain on foreign currency translation		49,700		—		—		—

Total	~~W~~	707,649	~~W~~	4,949,601	~~W~~	934,664	~~W~~	351,570

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

     Changes in temporary differences for the years ended December 31, 2005 and 2004, are as follows:

	2005
	Beginning						Ending
(in thousands of Korean won )	Balance		Increases		Decreases		Balance		Current		Non-current
Depreciation	~~W~~	(1,190,900)	~~W~~	(826,412)	~~W~~	—	~~W~~	(2,017,312)	~~W~~	—	~~W~~	(2,017,312)
Accrued income		(43,261)		(135,292)		(43,261)		(135,292)		(135,292)		—
Accrued severance benefits		196,685		193,794		196,685		193,794		—		193,794
Severance insurance premium		(196,685)		(155,883)		(196,685)		(155,883)		—		(155,883)
Reserve for research and manpower development		(1,866,667)		—		(250,000)		(1,616,667)		—		(1,616,667)
Allowance for bad debts		150,188		546,711		150,188		546,711		546,711		—
Accrued expenses		1,777,500		1,888,252		1,777,500		1,888,252		1,888,252		—
Equity in losses of affiliates		1,960,674		837,987		—		2,798,661		—		2,798,661
Loss on impairment of investments		172,455		—		—		172,455		—		172,455
Loss on foreign currency translation		49,700		—		49,700		—		—		—

	~~W~~	1,009,689	~~W~~	2,349,157	~~W~~	1,684,127	~~W~~	1,674,719	~~W~~	2,299,671	~~W~~	(624,952)

Tax effect	~~W~~	277,664							~~W~~	632,410	~~W~~	(171,862)
Valuation allowance[1]		(643,380)								—		(904,755)

Deferred tax assets (liabilities)	~~W~~	(365,716)							~~W~~	632,410	~~W~~	(1,076,617)

	2004
	Beginning						Ending
(in thousands of Korean won )	Balance		Increases		Decreases		Balance		Current		Non-current
Depreciation	~~W~~	(129,268)	~~W~~	(1,075,936)	~~W~~	(14,304)	~~W~~	(1,190,900)	~~W~~	—	~~W~~	(1,190,900)
Accrued income		(35,244)		(43,261)		(35,244)		(43,261)		(43,261)		—
Accrued severance benefits		73,475		123,210		—		196,685		—		196,685
Severance insurance premium		(62,496)		(134,189)		—		(196,685)		—		(196,685)
Reserve for research and manpower development		(1,450,000)		(500,000)		(83,333)		(1,866,667)		—		(1,866,667)
Valuation loss on inventories		8,677		—		8,677		—		—		—
Allowance for bad debts		199,031		150,188		199,031		150,188		150,188		—
Accrued expenses		1,470,848		1,777,500		1,470,848		1,777,500		1,777,500		—
Equity in losses of affiliates		—		1,960,674		—		1,960,674		—		1,960,674
Loss on impairment of investments		—		172,455		—		172,455		—		172,455
Loss on foreign currency translation		—		49,700		—		49,700		49,700		—

	~~W~~	75,023	~~W~~	2,480,341	~~W~~	1,545,675	~~W~~	1,009,689	~~W~~	1,934,127	~~W~~	(924,438)

Tax effect	~~W~~	53,805							~~W~~	531,885	~~W~~	(254,221)
Valuation allowance[1]		—								—		(643,380)

Deferred tax assets (liabilities)	~~W~~	53,805							~~W~~	531,885	~~W~~	(897,601)

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

[1] As of December 31, 2005 and 2004, the Company did not recognize deferred tax assets for the temporary differences that are not realizable within the foreseeable future.
The statutory income tax rate, including resident tax surcharges, applicable to the Company for the year ended December 31, 2005, was 27.5% (2004: 29.7%). However, as a result of tax reconciliation, tax credits and other items, the effective tax rate for the year ended December 31, 2005, is 43.93% (2004: 29.5%).
20.	Earnings Per Share

Basic earnings per share and ordinary income per share are computed by dividing net income allocated to common stock by the weighted-average number of common shares outstanding during the year. Basic ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the year.

Basic earnings per shares for years ended December 31, 2005 and 2004, are computed as follows:

(in thousands of Korean won, except per share amounts )	2005		2004
Net income	~~W~~	4,052,436	~~W~~	6,401,753
Less: Preferred stock dividends		—		(1,593,930)

Net income available for common stock		4,052,436		4,807,823
Weighted-average number of shares of outstanding common stock		14,554,862		10,290,984

Basic earnings per share (in Korean won)	~~W~~	278	~~W~~	467

Basic ordinary income per share for the years ended December 31, 2005 and 2004 are identical to basic earnings per share for the years ended December 31, 2005 and 2004, because there were no extraordinary gains or losses.

Diluted earnings per share is computed using the same method as basic earnings per share, but reflects the potential dilution effect that could occur if convertible preferred stocks issued and stock option granted were converted into common shares. For purposes of the computation of diluted earnings per share, net income available for common shares is adjusted to add back preferred stock dividends to preferred stocks.

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

(in thousands of Korean won,
except per share amount )	2005		2004
Net income allocated to common stock	~~W~~	4,052,436	~~W~~	4,807,823
Add : net income allocated to Series A preferred stock [1]		—		654,125

Adjusted net income[2]	~~W~~	4,052,436	~~W~~	5,461,948

Weighted average number of common shares outstanding (in share)		14,554,862		10,290,984
Weighted average number of diluted securities outstanding (in share)		—		1,428,570

Sum of common shares and diluted securities outstanding		14,554,862		11,719,554

Diluted net income per share	~~W~~	278	~~W~~	466

[1]	Net income allocated to Series A preferred stock with dilution effect.

[2]	Diluted ordinary income per share for the years ended December 31, 2005 and 2004, are identical to diluted earnings per share for the years ended December 31, 2005 and 2004, because there were no extraordinary gains or losses.
Details of dilutive potential shares as of December 31, 2005, are as follows:

		Number of common
		shares to be issued by
	Exercisable periods	the exercise
Stock option I	March 30, 2006 ~ March 29, 2011	80,000
Stock option II	December 21, 2006 ~ December 20, 2011	486,000
Stock option III	February 15, 2007 ~ February 14, 2012	115,000
Stock option IV	June 28, 2007 ~ June 27, 2012	366,500
Stock option IV-1	December 15, 2007 ~ December 14, 2012	8,800
Stock option IV-2	August 11, 2007~ August 10, 2012	326,126
Stock option IV-3	December 15, 2007 ~ December 14, 2012	24,709
Stock option V	September 2, 2007 ~ September 1, 2012	47,000
Stock option V-1	December 15, 2007 ~ December 14, 2012	36,000
Stock option VI	October 5, 2007 ~ October 4, 2012	32,000

		1,522,135

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

21.	Value-added Information

Value-added information for the years ended December 31, 2005 and 2004, consist of the following:

(in thousands of Korean won )	2005		2004
Salaries	~~W~~	16,758,138	~~W~~	16,231,622
Severance benefits		1,118,211		1,087,250
Employee fringe benefits		1,828,044		1,693,626
Rent		1,931,467		1,936,715
Depreciation		2,341,683		2,058,977
Amortization		885,176		581,136
Taxes and dues		128,739		137,707

	~~W~~	24,991,458	~~W~~	23,727,033

22.	Related Party Transactions

Significant transactions which occurred in the ordinary course of business with subsidiaries or affiliates for the years ended December 31, 2005 and 2004, and the related receivables and payables as of December 31, 2005 and 2004, are summarized as follows:

	2005				2004
(in thousands of Korean won )	Revenue		Purchase		Revenue		Purchase
SK Telecom, Co., Ltd.	~~W~~	68,240,851	~~W~~	2,004,159	~~W~~	58,970,381	~~W~~	1,453,589
Paxnet Inc.		341,629		195		740,561		1,470
SK C&C Co., Ltd.		12,240		—		—		59,797
AirCross Co., Ltd.		559,453		70,000		18,623		52,800
SK Networks		—		321,706		—		1,539,571
SK Telink Co., Ltd.		—		—		—		13,998
WiderThan.Com USA		—		—		—		344,171
Skyzone Entertainment		6,780		954		—		—
SK Communications, Co., Ltd.		—		596,224		8,000		565,307
SK Corporation		—		33,000		—		29,059
WiderThan Americas.		—		—		1,394,233		—
SK USA		72,803		14,632		147,875		57,332
Seoul Records		140,864		11,420		—		—

	~~W~~	69,374,620	~~W~~	3,052,290	~~W~~	61,279,673	~~W~~	4,117,094

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

	2005				2004
(in thousands of Korean won )	Receivables		Payables		Receivables		Payables
SK Telecom, Co., Ltd.	~~W~~	20,130,515	~~W~~	3,748	~~W~~	13,432,648	~~W~~	341,260
SK Communications, Co., Ltd.		—		49,905		8,800		125,812
SK Networks		—		792,255		—		—
Seoul Records		27,499		378,332		—		—
SK C&C Co., Ltd.		13,464		6,967		—		6,749
Paxnet Inc.		—		—		3,304		—
Skyzone Entertainment		—		954		—		—
WiderThan Americas.		—		—		—		112,990
SK USA		14,907		—		48,639		986
SK OPI		—		—		143		—
AirCross Co., Ltd.		287,807		50,600		20,485		3,300

	~~W~~	20,474,192	~~W~~	1,282,761	~~W~~	13,514,019	~~W~~	591,097

23.	Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the years ended December 31, 2005 and 2004, are as follows:

(in thousands of Korean won )	2005		2004
Transfer of stock issue cost to accrued expenses	~~W~~	1,889,223	~~W~~	—
Transfer of accrued severance benefit to prepaid expense		41,226		—
Conversion of redeemable and convertible preferred stock		2,203,608		—
Transfer of stock option to additional paid in capital		623,028		—
Transfer of advanced payments to intellectual property right		15,706		—
Other accounts payable related to equity-method investments		10,137		—
Transfer of inventory to prepaid expense		210,471		—
Reclassification of current maturities of long-term other accounts payable		—		18,800
Reclassification from available-for-sale securities to equity method investment securities		—		337,500
Acquisition of investment securities through issuance of preferred stock		(245,194)		22,693,708
Increase of gains on valuation of equity-method investment		(235,799)		231,354

WiderThan Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

24.	Reclassification of Prior Year Financial Statement Presentation

Certain accounts in the financial statements as of and for the year ended December 31, 2004, have been reclassified to conform to the December 31, 2005 financial statement presentation. These reclassification had no effect on previously reported net income or shareholders’ equity.

25.	Approval of Finanacial Statements

The December 31, 2005 audited financial statements will be approved by shareholders on March 30, 2006.

Report on the Review of Internal Accounting Control System
To the President of
Widerthan Co., Ltd.

We have reviewed the management’s report on the operations of the internal accounting control system (“IACS”) of Widerthan Co., Ltd. (the “Company”) as of December 31, 2005. In accordance with Article 2-2 of the Act on External Audit for Stock Companies (the “External Audit Law”) of the Republic of Korea, the Company’s management is responsible for reporting on the design and operations of its IACS (“IACS report”). Our responsibility is to review the management’s IACS report and issue a report based on our review.
We conducted our review in accordance with Article 2-3 of the External Audit Law. Our review included inquiries of management and employees, inspection of related documents and checking of the operations of the Company’s IACS. We did not perform an audit of the Company’s IACS and accordingly, we do not express an audit opinion.
Based on our review, we noted the fallowing deficiency in the design or operations of the Company’s IACS under Article 2-2 of the External Audit Law as of December 31, 2005.
(1)	Ineffective internal controls over the spreadsheet access and use on which the Company relies to prepare financial statements.
This report applies to the Company’s IACS in existence as of December 31, 2005. We did not review the Company’s IACS after December 31, 2005. This report has been prepared for Korean regulatory purposes pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.
As this report is based on Interim Guidelines on Auditors’ Review and Report on Management’s IACS Report issued by the Korean Audit Standards Committee on March 29, 2005, they apply only from that date until the date the Final Standards for Management’s IACS Report, and the Final Standards for Auditors’ Review and Report on Management’s IACS Report become effective. A review based on the final standards may have different results and accordingly, the content of any updated report may be different.

Samil PricewaterhouseCoopers
March 10, 2006

Notice to Readers
This report is annexed in relation to the audit of the financial statements as of and for the year ended December 31, 2005, and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.